                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  23 December, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Embargo 11:00	23rd December 2009

Allied Irish Banks, p.l.c.

Extraordinary General Meeting

Executive Chairman Mr. Dan O'Connor's SPEECH

("AIB") (NYSE: AIB) EGM speech delivered by the Executive Chairman to Extraordinary General Meeting in AIB Group, Bankcentre, Ballsbridge, Dublin 4, Ireland

Click here to download accompanying slides

http://www.rns-pdf.londonstockexchange.com/rns/6186E_-2009-12-23.pdf

Check against delivery

Holding Slide: AIB EGM

Good morning ladies and gentlemen, and welcome to the meeting.

My name is Dan O'Connor, I'm the Chairman of AIB.

We have a quorum, so I now formally open the EGM.

The Notice of the Meeting was posted to Shareholders on 30 November, 2009, and so I will dispense with the formal reading of the Notice.

I do appreciate that, being so close to the Christmas holidays, it is not the most convenient of dates.

I regret the inconvenience, but in the circumstances, we believed it was necessary to convene the meeting before Christmas.

I want to acknowledge and welcome the shareholders who are following today's proceedings in Cork, Galway and Belfast.

I'm joined on the platform on my far right by Maeliosa ÓhÓgartaigh, our Acting Group Chief Financial Officer, and to my immediate right, Colm Doherty, our Group Managing Director. To my left is David O'Callaghan, our Company Secretary, and on my far left is Bryan Sheridan, our Group Law Agent.

We have significant business to conduct today and I know that many shareholders will wish to speak.

My intention is to allow as many people as possible to speak and to try and respond to your questions and comments as clearly as possible.

Slide 1: Two Resolutions for consideration

We have two resolutions to consider.

The first resolution seeks approval for AIB to participate in the NAMA Programme.

The second resolution arises from the Shareholders' Rights Directive which was implemented in August this year and will, if approved, enable the Company to convene certain meetings of Shareholders on 14 days' notice.

I will elaborate on both resolutions in due course.

But firstly I want to start by stating very clearly that both my colleagues on the AIB Board and I fully accept that many of AIB's problems have been self inflicted.

I want to put on record our acknowledgement of, and gratitude for, the support of the Irish Government and taxpayers and the key role they have played in helping us deal with these unprecedented events.

I also want to express our deep regret to all our shareholders for the part AIB has played in the events which have led us here today.

If we could change the past we would but, unfortunately, that's not possible.

And I can assure you that myself, our new Managing Director, Colm Doherty, and the rest of my colleagues on the Board, together with everyone throughout AIB are fully focussed on taking the actions needed to secure a better future for this organisation, our shareholders and the Irish economy.

To rebuild, we need to take a series of actions including participating in NAMA, agreeing a restructuring plan with the European Commission and implementing that plan. The outcome and consequences of these actions are uncertain and not within the sole control of AIB.

Under Colm's leadership, a new management team is being put in place in a drive to restore our business to a sound and sustainable basis and one in which risk is identified and managed in a timely and effective way.

The successful delivery of NAMA is the first step, and a key one, in this process.

Slide 2: NAMA Programme Overview

In April 2009, the Minister for Finance announced the Government's intention to establish the National Asset Management Agency with the aim of restoring stability to the banking system and facilitating the restructuring of credit institutions of systemic importance to the Irish economy.

The Government has acknowledged AIB's systemic importance in the context of the 2008 Bank Guarantee Scheme, and by virtue of the €3.5 billion investment in the Company in 2009 by the National Pensions Reserve Fund Commission.

The Company has been engaged in continuing discussions with the interim NAMA Management in order to understand the potential impact of the NAMA Programme on AIB.

Slide 3: AIB - NAMA Assets (as at June 09)

On the basis of statements made by the Minister and statements included in the NAMA Draft Business Plan, we estimate that NAMA will acquire from AIB land and development loans and certain Associated Loans with an aggregate value of approximately €24.2 billion.

However, the actual value of the loans that NAMA acquires from AIB may be different.

Consideration for the NAMA Assets acquired from AIB will be in the form of NAMA Bonds, which we expect, based on the Minister's public guidance, will be approximately €17.0 billion.

We understand that the acquisition by NAMA of AIB's NAMA Assets will commence in January 2010 and is targeted to be completed by July 2010.

The Board has noted the public guidance provided by the Minister in relation to the value at which NAMA Assets will be acquired, indicating an average industry discount of 30% to the gross value.

However, as we pointed out in the Circular, there can be no assurance that this will be the case.

The discount applicable to the Company's Assets acquired by NAMA will not be known until such time as each loan has been individually valued by NAMA and that valuation has been served on the Company by NAMA.

Slide 4: Benefits of NAMA participation

The Board believes that NAMA Participation will provide a number of benefits to the Group that should support its business and help to improve its long-term outlook.

First, the Board believes that NAMA participation will reduce uncertainty relating to AIB, its business and its financial performance because it will:

  improve AIB's liquidity and funding position;

  reduce the Group's leverage by reducing the level of loans held on its balance sheet; and

  enable AIB to sell certain land and development loans and Associated Loans to NAMA and thereby determine the Group's losses associated with those loans.

Secondly, the Board believes that NAMA participation will help restore confidence in AIB.

Slide 5: Alternatives to NAMA Participation

We have considered the viability of alternatives to participation in NAMA.

In the absence of NAMA, the Company would need to put in place additional term funding and raise further capital.

Such capital and funding arrangements would need to be put in place prior to mid-January 2010, when the application to participate in NAMA should be made, assuming shareholder approval.

I have to tell you that there are no viable alternatives for raising that capital and having committed funding in place in the necessary timeframe.

Slide 6: Capital

Uncertainty remains about the levels of capital which banks will be required to hold in the future.

However, as previously indicated, it is our intention to raise additional capital within the next year.

We are currently exploring a number of ways to bolster our equity capital base through asset sales, the introduction of a strategic investor, and a public share issue which may require Government support.

Slide 7: Shareholders' Rights Directive

The Second Resolution relates to changes arising from implementation of the EU Shareholders' Rights Directive in August 2009.

Prior to the implementation of that Directive, a public company was permitted to convene any meeting of Shareholders, with the exception of an annual general meeting or a meeting to consider a special resolution, on 14 days' notice. This has now moved to 21 days notice.

The Directive allows a Company to continue to utilise, where appropriate, the shorter notice period of 14 days once a resolution, such as the Second Resolution, is approved by shareholders.

And in such a highly uncertain and volatile environment, the Directors consider that it is in the interests of the Company and the shareholders to retain that flexibility.

The Second Resolution seeks such approval.

If passed, the approval will be effective until the Company's next annual general meeting, when it is intended that a similar resolution will be proposed.

Slide 8: Recommendation

The Board considers that the NAMA Participation and the Resolutions are in the best interest of Shareholders.

Accordingly, the Board recommends that Shareholders vote in favour of the Resolutions

Slide 9: AIB holding slide

Finally, I would like to add that today is an extremely important day.

The decisions made will affect all of our futures.

Rebuilding both our business and the Irish economy will take time. It will have to be done step by step.

I believe NAMA is one of the key steps in the process and I hope our participation will have your support.

Thank you.

-Ends-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Group Finance	Head of Corporate Relations
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-6412162	Tel: +353-1-6413894

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  23 December, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.